[Transamerica Financial Life Insurance Company]

November 1, 2007

Mr. Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Initial Registration Statement on Form N-4
Transamerica Financial Life Insurance Company
Separate Account VA YNY
Flexible Premium Variable Annuity – N
File Nos. 333-147041; 811-22138

Dear Mr. Ruckman:

The initial filing for the above referenced Form N-4 registration statement was filed with the Securities and Exchange Commission on October 31, 2007. The accession number is 0001193125-07-230621.

Enclosed is a courtesy copy of the Flexible Premium Variable Annuity – N prospectus and SAI black-lined against the existing product Flexible Premium Variable Annuity – L (Separate Account VA GNY 333-142763/811-22064) product which was declared effective this August.

We trust that all of the information is in order. We would appreciate receipt of your comments at your earliest convenience. Please call me at (319) 355-8427 with any comments or questions.

Very truly yours, Transamerica Financial Life Insurance Company

/s/ Sandy K. Dix
Sandy K. Dix Manager – Distribution and SEC Regulatory Filing

Enc.

cc:	Frederick R. Bellamy, Esq.